Exhibit 12

GARDNER DENVER, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	YEAR ENDED DECEMBER 31,
	2007		2006		2005		2004		2003

Earnings:
Income before income taxes	$268,360		200,615		95,644		52,286		30,358
Fixed charges	33,034		43,530		35,746		12,704		6,019

Earnings, as defined	$301,394		244,145		131,390		64,990		36,377

Fixed Charges:
Interest expense	$26,211		37,379		30,433		10,102		4,748
Rentals - portion representative of interest	6,823		6,151		5,313		2,602		1,271

Total fixed charges	$33,034		43,530		35,746		12,704		6,019

Ratio of Earnings to Fixed Charges	9.1	x	5.6	x	3.7	x	5.1	x	6.0x